SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2014

(Commission File Number: 001-14862)

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquímico de Camaçari

Camaçari, Bahia – CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes:  ☐    No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ☐    No:  ☒

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Braskem S.A. (No. 333-192883).

EXHIBITS

Exhibit Number	Description of Document

1.1	Underwriting Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2014

BRASKEM S.A.

By:	/s/ Danilo Garcez Doria
Name: Danilo Garcez Doria
Title: Attorney-in-Fact

By:	/s/ Pedro Teixeira de Carvalho
Name: Pedro Teixeira de Carvalho
Title: Attorney-in-Fact